Laura E. Flores

Partner

+1.202.373.6101

laura.flores@morganlewis.com

April 28, 2022

VIA EDGAR

Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on March 17, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 848, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 10, 2022, for the purpose of registering shares of the WisdomTree Inflation Adjusted Corporate Bond Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: The Staff notes that “Inflation Adjusted Corporate Bond” is in the Fund’s name. Accordingly, please disclose a policy that requires the Fund to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in inflation adjusted corporate bonds.

Response: The Registrant has revised the Fund’s 80% investment policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) to address the Staff’s request as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in corporate bonds, U.S. government securities, and other financial instruments that in combination have economic characteristics similar or equivalent to corporate bonds the yields of which have been adjusted for inflation risk.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 28, 2022

2.	Comment: The Staff notes that the Fund seeks to “benefit from market environments where realized inflation exceeds market expectations for inflation (“inflation surprises”).” Please explain if the Fund benefits when “realized inflation” is less than or equal to market expectations for inflation.

Response: The terms of the inflation swaps and other similar derivatives to be used by the Fund enable it to potentially benefit when realized inflation exceeds market expectations for inflation. In environments where realized inflation is less than or equal to market expectations, the Fund’s inflation swaps, other similar derivatives, if any, and other portfolio holdings operate to mitigate inflation risk by effectively transferring it to the swap counterparty in exchange for a fixed payment. The Fund does not seek, and the inflation swaps are not structured, to “benefit” from market conditions that produce realized inflation that is less than or equal to market expectations.

3.	Comment: The Staff notes that, “[w]ith regard to the bond portion of the Fund, corporate bonds will generally meet” certain enumerated criteria. Please explain what is meant by “will generally”. Please avoid using extraneous language and state clearly what the Fund will do in the Fund’s principal investment strategy.

Response: The Registrant has revised the Fund’s disclosure to state that, under normal circumstances, corporate bonds will meet the specified criteria.

4.	Comment: Please include a risk in the “Principal Risks of Investing in the Fund” section pertaining to the risks associated with investing in Treasury Inflation-Protected Securities (TIPS).

Response: The Registrant confirms that the Fund does not expect to invest in TIPS at this time and thus, has not added TIPS-specific risk disclosure.

5.	Comment: Please add “Fixed Income Securities Risk” to the “Principal Risks of Investing in the Fund” section.

Response: Although the Fund does not label one of its principal investment risks as “Fixed Income Securities Risk,” the Registrant notes the inclusion of the following principal risks that, in the aggregate, cover all of the same risks the Fund would otherwise include under a “Fixed Income Securities Risk” description: Interest Rate Risk, Counterparty and Issuer Credit Risk, Issuer-Specific Risk, Prepayment Risk and Extension Risk.

6.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense examples.

Response: The Fund’s fee table and expense examples are set forth in Appendix A.

7.	Comment: Please update all material or otherwise missing, incomplete or omitted information.

Response: The Registrant confirms all missing information will be included in the Fund’s next Post-Effective Amendment.

8.	Comment: In accordance with Form N-1A, please include all applicable information that is required by Item 9(b), including a more robust description of the Fund’s Item 4 investment strategy disclosure.

Response: The Registrant has revised the Fund’s Item 9 disclosure accordingly.

April 28, 2022

Statement of Additional Information (“SAI”)

9.	Comment: The Staff notes that the last column of the table included under “Members of the Board and Officers of the Trust” in the “Management of the Trust” section of the SAI includes the phrase “During Past 5 Years.” The Staff further notes that Form N-1A does not ask for a trustee’s other directorships held “during the past five years.” Please revise the information in this column of the table in accordance with the instructions of Item 17(a)(1) of Form N-1A.

Response: The Registrant has made the requested change.

10.	Comment: The Staff notes the inclusion of Victor Ugolyn’s membership on the Board of Governors of the Naismith Memorial Basketball Hall of Fame from 2001 to 2016 under the “Other Directorships” column of the table referenced in Comment 11. Please delete this information from the table given that Mr. Ugolyn is no longer a member of the Board of Governors and his service on that board is not responsive to the information requested by Item 17(a)(1) of Form N-1A.

Response: The Registrant has made the requested change.

* * * * *

Sincerely, /s/ Laura E. Flores Laura E. Flores

cc:	Joanne Antico, Esq. (WisdomTree)
W. John McGuire, Esq. (Morgan Lewis)
K. Michael Carlton, Esq. (Morgan Lewis)

Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.23%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.23%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

The following example is intended to help retail investors compare the cost of investing in the Fund shares with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. This example does not include the brokerage commissions that retail investors may pay to buy and sell shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$24	$74